Exhibit 99.2

SOUFUN HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NYSE: SFUN)

NOTICE OF ANNUAL GENERAL MEETING
to Be Held on September 8, 2016
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of SouFun Holdings Limited (the “Company”) will be held at Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100160, the People’s Republic of China on September 8, 2016 at 10:30 a.m. (local time), and at any adjourned or postponed meeting thereof, for the following purposes:

1.	To consider and, if thought fit, pass the following ordinary resolution to re-elect Ms. Zhizhi Gong as a member of the board of directors of the Company (the “Board”).

Ms. Gong, whose biography is included in Exhibit A attached hereto, was previously appointed as a director of the Company by the Board on May 9, 2016. Pursuant to Article 86 of the Company’s Articles of Association, a director appointed by the Board to fill a casual vacancy on the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

2.	To consider and, if thought fit, pass the following special resolution to change the Company’s name from SouFun Holdings Limited to Fang Holdings Limited, and to adopt 房天下控股有限公司 as the dual foreign name of the Company, so that the name of the Company shall be Fang Holdings Limited 房天下控股有限公司.

The Board believes that the proposed new corporate name of the Company, Fang Holdings Limited, emphasizing the concept of “Fang” (which means “home” in Chinese), signifies the Company’s commitment to strengthen its leading Internet and mobile platform, develop and enhance its transaction platform and Internet financing platform to facilitate users in searching, buying, selling, renting homes, obtaining financing assistances, and meeting their home furnishing needs. Therefore, the Board urges you to vote to approve the change of the Company’s name from SouFun Holdings Limited to Fang Holdings Limited 房天下控股有限公司.

The Board has provided the following resolutions for approval by the Company’s shareholders:

“RESOLVED THAT, Ms. Zhizhi Gong be, and hereby is, re-elected as a member of the Board.

RESOLVED AS A SPECIAL RESOLUTION THAT, the name of Soufun Holdings Limited be, and hereby is, changed to Fang Holdings Limited, and that 房天下控股有限公司 be adopted as the dual foreign name of the Company, so that the name of the Company shall be Fang Holdings Limited 房天下控股有限公司.”

The Board has fixed the close of business on August 8, 2016 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof. The Board recommends the shareholders to vote FOR the resolutions.

The Company’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of the matters requiring shareholders’ vote at the AGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. Shares underlying the Company’s American depositary shares (“ADSs”) are Class A ordinary shares. Five ADSs represent one Class A ordinary share.

Voting by Holders of Ordinary Shares

Holders of record of the Company’s Class A and Class B ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof and are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than the time appointed for the AGM to ensure your representation at such meeting. Please refer to the proxy form, which is attached to and made a part of this notice.

Voting by Holders of ADSs

Holders of ADSs who wish to exercise their voting rights for the underlying Class A shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program (the “Depositary”), by submitting a Voting Instruction Card to the Depositary. The Depositary has advised us that it intends to mail to all ADS holders a Voting Instruction Card containing a link to the Company’s website (http://ir.fang.com) containing this notice of AGM. If you wish to have the Depositary, through its nominee or nominees, vote or execute a proxy to vote the Class A ordinary shares represented by your ADSs, please execute and forward to the Depositary the Voting Instruction Card sent to you by the Depositary. A postage-paid envelope will be provided to you for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to the Company’s proposal. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card must be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Daylight Time), September 6, 2016. Only the registered holders of record at the close of business on August 8, 2016 will be entitled to execute the Voting Instruction Card.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.fang.com, or by contacting IR Department, SouFun Holdings Limited, Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100160, the People’s Republic of China, Telephone: +86-10-5631-8659, email: ir@soufun.com.

By Order of the Board of Directors,
/s/ Vincent Tianquan Mo
Vincent Tianquan Mo
Executive Chairman

Beijing, August 11, 2016

Exhibit A

Biography of Ms. Zhizhi Gong

Ms. Zhizhi Gong, 36, has served as a director of the Company since May 2016. Ms. Gong is a director of the Carlyle Group where she focuses on Asia private equity investment and buyout opportunities. She joined the Carlyle Group in 2010 and is based in Beijing. Ms. Gong also serves as chairwoman of the supervisory board of Focus Media Information Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange. In 2015, Ms. Gong was also a member of the board of directors of Natural Beauty BioTechnology Limited, a company listed on the Hong Kong Stock Exchange. Prior to joining the Carlyle Group, Ms. Gong was a principal at Apax Partners, where she was a founding member of the Greater China team. Prior to that, Ms. Gong worked at the investment banking department at China International Capital Corporate Limited. Ms. Gong received her M.B.A. from Harvard Business School and B.A. in economics from Peking University.

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